BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is May 7, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	May 7, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (the “Company”) announces changes to management.

5.	Full Description of Material Change

The Company announces that Randy Reichert is no longer in the position of Chief Operating Officer and Co-CEO of the Company and is no longer an employee of the Company. R. Llee Chapman will continue on as President and Shaun Heinrichs will assume the role of Interim Chief Executive Officer of the Company, in addition to his current duties as Chief Financial Officer.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

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Name:	Shaun Heinrichs, CFO and Interim CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 8th day of May, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO and Interim CEO